PX14A6G Filing

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Name of the Registrant:	The Timken Company

Name of the Person(s) relying on the Exemption:	1. Relational Investors LLC
2. Relational Investors Mid-Cap Fund I, L.P.
3. Relational Investors Mid-Cap Fund II, L.P.
4. Ralph V. Whitworth
5. David H Batchelder
6. California State Teachers’ Retirement System

Address of the Person(s) Relying on the Exemption:	12400 High Bluff Drive
Suite 600
San Diego, CA 92130

100 Waterfront Place
MS 04
West Sacramento, CA 95605

Written Materials:	Letter to The Editor, Canton Repository. Posted on December 28, 2012.

Jim Hillibish’s column “Show Calpers the door; we like our Timken as it is” (Dec. 9) is filled with inaccuracies.

The California State Teachers’ Retirement System, or CalSTRS, is the world’s largest educator-only retirement fund with more than $154 billion in assets. CalSTRS’ mission is to provide a secure retirement for more than 856,000 of California’s educators and their families. This is achieved through contributions and investment returns. Mr. Hillibish incorrectly refers to CalSTRS as CalPERS, a completely different pension fund established for the benefit of California public employees and does not include teachers. CalSTRS is a self-funded organization; we finance our operations through the earnings and assets of the fund, not through taxes.

CalSTRS is not alone in our plan on Timken. We and a second registered investment advisor, Relational Investors, have filed an advisory shareholder proposal recommending the firm spin off the Timken steel business into a separately traded company. To date we have not advocated for the removal of any board members or executives.

We believe that a separation of Timken’s steel business from the bearings business would fundamentally change the way the market values the overall business. Specifically, the steel business would be valued and classified as a “materials” company and the bearings business as an “industrial” company.

The two divergent businesses require different capital investments, working capital, business processes and manufacturing techniques. We feel that separating the two businesses will allow management to increase focus on managing each independent business optimally, leading to improved operating characteristics and maximizing shareholder value in the long-term. Canton is understandably proud of Timken and its success. However, that does not mean it is properly structured to continue that success or maximize value for shareholders. Under our plan, Canton will have two world-class companies of which to be proud.

Anne Sheehan

CalSTRS, Director of Corporate Governance

West Sacramento, Calif.